Exhibit 99.108

Skeena Intersects 4.48 g/t AuEq over 28.50 metres at Eskay Creek

Vancouver, BC (October 27, 2020) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to report additional diamond drill core results from the Phase 1 combined campaign of definition and exploration drilling at the Eskay Creek Project (“Eskay Creek” or the “Project”) located in the Golden Triangle of British Columbia. Phase 2 drilling continues with nine drill rigs currently active. The Phase 2 infill program is focused on Pre-Feasibility Study (“PFS”) resource category conversions for the open-pit constrained resources. Reference images are presented at the end of this release as well as on the Company’s website.

Eskay Creek Phase I Infill Drilling – Highlights:

•	3.96 g/t Au, 39 g/t Ag (4.48 g/t AuEq) over 28.50 m (SK-20-310)

•	25.27 g/t Au, 2,185 g/t Ag (54.40 g/t AuEq) over 3.00 m (SK-20-319)

•	3.06 g/t Au, 576 g/t Ag (10.74 g/t AuEq) over 9.00 m (SK-20-365)

•	7.82 g/t Au, 172 g/t Ag (10.11 g/t AuEq) over 12.00 m (SK-20-370)

•	5.27 g/t Au, 26 g/t Ag (5.62 g/t AuEq) over 22.07 m (SK-20-371)

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths. Length weighted AuEq composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au and Ag assays informing the length-weighted AuEq composites. Metallurgical processing recoveries have not been applied to the AuEq calculation and are taken at 100%. Samples below detection limit were nulled to a value of zero.

Phase I Infill Drilling Confirms Modelled Mineralization

The recently completed Phase 1 portion of the infill drilling campaign at Eskay Creek confirms the predictability of the Company’s 2019 Mineral Resource Estimate (“MRE”), which was largely informed by historical drilling results. As well, recent drill intercepts of grades and widths in the 21C Zone continue to correlate very well with the modelled Inferred mineralization (see section 10420 below).

Precious metal tenor in the 21C Zone has been upgraded from previous Phase I drill holes as demonstrated by recently completed drill hole SK-20-310 which intersected 3.96 g/t Au, 39 g/t Ag (4.48 g/t AuEq) over 28.50 m. Previously reported flanking drill holes SK-20-302 and SK-20-362 intersected 1.99 g/t AuEq over 49.16 m and 2.06 g/t AuEq over 37.00 m respectively and are situated on section less than 15 m from SK-20-310.

Exploration Update

The Company is now drilling the Phase 2 program with a total of nine helicopter supported drill rigs. 46,700 m have been drilled since the Company re-started drilling at Eskay Creek this past July. An additional two rigs are due to be on site in the coming weeks to facilitate the completion of the remaining 43,000 m to be drilled by the end of December 2020. Turnaround time for sample analysis is currently greater than 25 days and the company is awaiting analytical results for 16,900 m over 132 drill holes.

Exploration drilling at the Company’s Snip gold project (“Snip”) will commence on October 29 with one helicopter-supported drill rig. Resource expansion drilling at Snip is budgeted at 5,000 m.

About Skeena

Skeena Resources Limited is a junior mining company focused on developing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling at Eskay Creek to advance the project to Prefeasibility. Skeena is also exploring the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.
Walter Coles Jr.
President & CEO

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Colin Russell, P.Geo. and Adrian Newton, P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Eskay Creek Project 2020 Length Weighted Drill Hole Gold and Silver Composites:

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
SK-20-279	152.50	170.50	18.00	2.73	9	2.85	21	B
SK-20-307	198.25	210.50	12.25	5.47	9	5.59	21	C
INCLUDING	207.00	208.50	1.50	16.55	24	16.87	21	C
AND	208.50	209.50	1.00	24.10	7	24.19	21	C
SK-20-310	147.50	150.77	3.27	1.51	168	3.74	21	C
SK-20-310	174.50	203.00	28.50	3.96	39	4.48	21	C
INCLUDING	191.50	192.50	1.00	9.44	63	10.28	21	C
SK-20-310	212.50	217.00	4.50	1.34	6	1.42	21	C
SK-20-311	201.24	210.87	9.63	4.18	5	4.25	21	C
SK-20-312	142.10	156.00	13.90	0.83	190	3.37	21	C
INCLUDING	142.10	143.50	1.40	1.86	951	14.54	21	C
AND	143.50	144.00	0.50	1.03	985	14.16	21	C
SK-20-312	180.00	215.40	35.40	1.77	21	2.04	21	C
SK-20-318	137.50	148.02	10.52	1.25	145	3.18	21	C
INCLUDING	138.40	139.18	0.78	2.14	614	10.33	21	C
SK-20-318	183.50	192.50	9.00	1.22	9	1.34	21	C
SK-20-319	119.00	122.00	3.00	4.25	825	15.25	21	C
INCLUDING	119.00	120.50	1.50	7.60	1645	29.53	21	C
SK-20-319	128.00	131.00	3.00	25.27	2185	54.40	21	C
INCLUDING	128.00	129.00	1.00	38.50	1495	58.43	21	C
AND	129.00	130.00	1.00	18.30	1520	38.57	21	C
AND	130.00	131.00	1.00	19.00	3540	66.20	21	C
SK-20-319	134.00	146.25	12.25	0.98	58	1.76	21	C
SK-20-319	178.70	189.80	11.10	2.25	6	2.33	21	C
SK-20-332	154.50	159.35	4.85	2.17	57	2.93	21	C
SK-20-332	167.20	171.50	4.30	1.61	32	2.03	21	C
SK-20-332	191.80	194.65	2.85	1.13	5	1.19	21	C
SK-20-332	197.65	199.15	1.50	0.72	59	1.51	21	C
SK-20-332	210.65	235.45	24.80	2.13	34	2.59	21	C
SK-20-333	153.00	161.00	8.00	3.69	174	6.00	21	C
INCLUDING	155.53	156.50	0.97	12.25	516	19.13	21	C

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Zone
AND	156.50	157.25	0.75	3.39	685	12.52	21	C
SK-20-333	167.00	170.87	3.87	0.71	50	1.38	21	C
SK-20-333	211.00	217.00	6.00	1.28	6	1.36	21	C
SK-20-333	220.00	236.00	16.00	2.15	37	2.64	21	C
SK-20-346	147.98	179.50	31.52	2.35	6	2.43	21	B
INCLUDING	161.40	162.49	1.09	11.40	6	11.48	21	B
SK-20-347	147.52	151.25	3.73	0.86	13	1.03	21	B
SK-20-347	153.42	183.00	29.58	2.10	6	2.17	21	B
SK-20-352	153.50	159.00	5.50	3.01	44	3.60	21	B
INCLUDING	156.94	157.50	0.56	9.91	322	14.20	21	B
SK-20-352	166.00	168.77	2.77	1.00	6	1.08	21	B
SK-20-352	176.00	188.50	12.50	3.28	5	3.35	21	B
SK-20-358	183.85	195.00	11.15	4.37	7	4.47	21	C
SK-20-358	200.00	204.00	4.00	1.19	9	1.31	21	C
SK-20-359	145.40	162.50	17.10	3.81	7	3.89	21	B
INCLUDING	145.90	147.00	1.10	13.35	24	13.67	21	B
SK-20-359	165.50	177.00	11.50	1.67	5	1.73	21	B
SK-20-359	180.50	183.50	3.00	1.46	5	1.52	21	B
SK-20-365	180.50	189.50	9.00	3.06	576	10.74	21	B
INCLUDING	183.00	184.00	1.00	1.70	1135	16.83	21	B
AND	184.75	185.50	0.75	11.55	652	20.24	21	B
AND	185.50	186.20	0.70	1.62	1365	19.82	21	B
AND	186.20	186.70	0.50	14.00	2810	51.47	21	B
SK-20-365	226.00	237.50	11.50	2.88	118	4.45	21	C
INCLUDING	227.40	228.00	0.60	10.20	816	21.08	21	C
SK-20-367	112.40	130.50	18.10	1.68	25	2.02	21	C
SK-20-368	7.63	24.50	16.87	2.87	50	3.53	21	C
INCLUDING	9.00	10.00	1.00	11.75	29	12.14	21	C
AND	10.00	10.64	0.64	17.40	25	17.73	21	C
SK-20-368	28.25	39.50	11.25	0.31	82	1.41	21	C
SK-20-369	150.10	152.01	1.91	1.38	12	1.54	21	C
SK-20-369	163.20	177.00	13.80	1.17	7	1.26	21	C
SK-20-370	26.50	39.50	13.00	1.73	109	3.19	21	C
SK-20-370	45.50	57.50	12.00	7.82	172	10.11	21	C
INCLUDING	51.50	53.00	1.50	24.90	361	29.71	21	C
AND	54.50	56.00	1.50	14.60	509	21.39	21	C
SK-20-370	109.00	125.35	16.35	1.23	5	1.30	21	C
SK-20-371	54.00	74.00	20.00	3.92	22	4.21	21	A
INCLUDING	62.25	63.00	0.75	55.60	442	61.49	21	A
SK-20-371	83.00	105.07	22.07	5.27	26	5.62	21	A
INCLUDING	95.00	96.50	1.50	17.00	147	18.96	21	A
AND	96.50	98.00	1.50	12.80	101	14.15	21	A
AND	99.50	101.00	1.50	15.90	17	16.13	21	A
SK-20-371	150.00	151.13	1.13	1.61	15	1.81	21	A
SK-20-371	161.08	166.50	5.42	0.83	42	1.39	21	A
SK-20-371	169.50	171.00	1.50	0.88	9	1.00	21	A

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. True widths range from 70-100% of reported core lengths. Length weighted AuEq composites were constrained by geological considerations. Grade capping of individual assays has not been applied to the Au and Ag assays informing the length weighted AuEq composites. Processing recoveries have not been applied to the AuEq calculation and are disclosed at 100%. Samples below detection limit were nulled to a value of zero.

Table 2: Mine Grid Drill Hole Locations and Orientations:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
SK-20-279	9,809.0	10,565.0	960.0	185.0	91.0	-66.8
SK-20-307	9,700.0	10,423.0	963.1	226.0	98.2	-73.7
SK-20-310	9,700.0	10,423.0	961.7	220.0	90.3	-66.6
SK-20-311	9,699.0	10,422.0	962.0	225.0	81.2	-74.1
SK-20-312	9,687.0	10,377.0	964.9	230.0	90.0	-71.0
SK-20-318	9,687.0	10,377.0	968.2	215.0	134.2	-71.0
SK-20-319	9,687.0	10,377.0	968.2	200.0	125.0	-67.9
SK-20-332	9,776.0	10,538.0	971.0	238.0	186.1	-73.1
SK-20-333	9,775.0	10,538.0	971.3	236.0	186.0	-76.2
SK-20-346	9,787.0	10,602.0	942.5	185.0	97.9	-59.8
SK-20-347	9,787.0	10,602.0	942.0	196.0	96.6	-63.3
SK-20-352	9,773.0	10,605.0	941.3	190.0	90.0	-65.0
SK-20-358	9,665.0	10,609.0	893.8	204.0	128.0	-73.1
SK-20-359	9,813.0	10,633.0	940.1	189.0	120.3	-69.8
SK-20-365	9,755.0	10,528.0	973.3	254.0	38.0	-84.0
SK-20-367	9,922.0	10,041.0	995.4	133.0	80.7	-81.9
SK-20-368	9,922.0	10,041.0	996.5	140.0	285.5	-82.3
SK-20-369	9,809.0	10,566.0	958.9	183.0	89.0	-70.5
SK-20-370	9,930.0	10,057.0	994.8	148.0	139.9	-89.5
SK-20-371	9,881.0	10,079.0	1,030.2	180.0	139.9	-78.9

ESKAY CREEK PROJECT
21C AND 21B ZONES
VERTICAL SECTION 10420N
15 METRE SECTION ENVELOPE
LOOKING MINE GRID NORTH
HISTORIC UNDERGROUND MINE DEVELOPMENT
2019 AU-AG PEA RESOURCES
2020 SKEENA DRILL INTERCEPT (G/T AUEQ / METRES)
HISTORIC DRILL INTERCEPT (G/T AUEQ / METRES)
BASALTS
21B ZONE
25.67 / 0.47
3.96 / 5.76
1.95 / 2.78
4.24 / 4.08
12.78 / 13.91
CONTACT MUDSTONES
21C ZONE
SK-20-364: 7.83 / 42.59
5.23 / 3.84
SK-20-310:
3.96 g/t Au, 39 g/t Ag
(4.48 g/t AuEq ) over 28.50 metres
5.17 / 44.43
11.63 / 66.54
SK-20-362: 2.06 / 37.00
3.02 / 75.22
3.61 / 52.85
SK-18-030: 2.32 / 30.00
PEA OPEN PIT LIMITS
RHYOLITES
4.67 / 16.11
21C ZONE
LOWER MUDSTONES
DACITES
200 METRES